Vericimetry Funds
800 Wilshire Blvd., Ste. 300
Los Angeles, CA 90017

November 23, 2011

Kimberly Browning, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Vericimetry Funds (the "Trust")
File Nos. 811-22578, 333-175410

Dear Ms. Browning:

This letter responds to the oral comments of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") to Pre-Effective Amendment No. 2 to the registration statement of the Trust filed with the SEC on October 18, 2011.  Vericimetry Advisors LLC (the "Adviser") on behalf of the Trust has reviewed the Staff's comments from the telephone conversation of November 22, 2011, regarding the Trust and Vericimetry U.S. Small Cap Value Fund (the "Fund"), the initial proposed series of the Trust.

The Staff's comments and the Trust's responses are set forth below.

Financial Statements and Notes to Financial Statements

1. The Staff noted the Financial Statement's Statement of Operations contains an incorrect reference to a Note 4 after individual line items titled "Organizational Expenses" and "Less Reimbursement by Adviser."

Vericimetry Response: Reference to Note 4 was a typographical error. These line items should correctly reference Note 2 to the Financial Statements; paragraph titled "Expenses". The Financial Statements have been corrected to reflect reference to Note 2.

Kimberly Browning, Esq.
November 23, 2011

2. The Staff requested confirmation that Adviser would pay the organizational expenses of the Fund prior to commencement of the public offering of Fund shares.

Vericimetry Response: The Adviser has paid the organizational expenses of the Fund. The Financial Statements in Pre-Effective Amendment No. 3 have been revised to reflect this action. A subsequent note to the Financial Statements (Note 4) reads: "On November 22, 2011, the Adviser reimbursed $114,068 to the Fund for payment of the receivable from Adviser for reimbursement of organizational costs that were outstanding as of the balance sheet date."

Prospectus

3. The Staff indicated the Prospectus fee table disclosure statement be revised to reflect that interest would be an extraordinary cost not expected to be incurred within the first year of operations.

Vericimetry Response: The Prospectus fee table disclosure language has been modified to read: "The Fund does not expect in its first year of operations that there will be extraordinary costs such as litigation, interest and other expenses not incurred in the ordinary course of the Fund's business."

4. The Staff requested the language in the section entitled "How to Purchase and Redeem Shares" indicate the time frame in which an investor whose purchase request would not be accepted by the Fund would be notified of non-acceptance.

Vericimetry Response: We have inserted additional disclosure language in the Prospectus to reflect the notification time frame. The language reads: "Upon receipt by the Transfer Agent, the Fund generally expects to inform an investor in writing or via telephone that their purchase request has been rejected, no later than three (3) business days of receipt of the purchase request."

SAI

5. The Staff indicated the SAI should be revised to address how the Fund's industry concentration limit, which does not apply to investments in investment companies, applies to the Fund when it invests in investment companies that do concentrate in particular industries.

Vericimetry Response: The SAI language for investment policies has been modified to read:  "For purposes of the Fund's concentration policy, the Fund may not invest 25% or more of its total assets in the securities of an investment company that invests 25% or more of its assets in the securities of one or more issuers conducting their principal business activities in the same group of industries."

Kimberly Browning, Esq.
November 23, 2011

*	*	*	*

We hereby acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (310) 621-5123.

Sincerely,

/s/ Stacey Helmeyer
Stacey Helmeyer
Chief Compliance Officer

cc:	Glenn S. Freed
Bibb L. Strench